EXHIBIT 99(b)(2)

Letterhead of Banc One Mezzanine Corporation

September 8, 2000

Mr. Brian D. Fitzgerald
Capital Partners
One Pickwick Plaza
Suite 310
Greenwich, CT 06830

          Re: Commitment to Provide Financing for Purchase of Health Power, Inc.

Dear Brian:

Banc One Mezzanine Corporation (“BOMC”) is pleased to inform you that our Investment Committee has approved the following investment.

You have advised us that Security Capital Corporation (“SCC”) will form a new corporation (“WC Holdings”) for the purpose of purchasing (the “ Purchase”), through an acquisition corporation (“HPA”), 100 percent of the common stock of Health Power, Inc. (“WC Operating”). Upon consummation of the Purchase (and related merger of HPA into the target corporation), WC Operating will be a direct, immediate subsidiary of WC Holdings. WC Holdings will ultimately own 80 percent of the stock of WC Operating with the remaining 20 percent of stock to be owned by the management of WC Operating. You have advised us that the total financing required for the Purchase is $35,000,000, and that the Purchase will be financed by (i) senior secured loans to WC Operating (the “Senior Credit Facility”) of $25,000,000, comprised of a term loan in the amount of $17,000,000 and a secured revolving line of credit in the maximum amount of $8,000,000, of which not more than $8,000,000 will be drawn down as of the closing of the Purchase (the “Closing”); (ii) issuance by WC Holdings, for an aggregate purchase price of $6,000,000, of senior secured subordinated debt in the principal amount of $6,000,000, the terms of such subordinated debt to include a performance fee and to be secured by a pledge of 80 percent of the stock of WC Operating (collectively, the “ Senior Holding Company Financing”); and (iii) $2,000,000 in cash to be provided by SCC to WC Holdings and $2,000,000 in cash to be provided by the management of WC Operating for WC Holdings’ and management’s respective purchases of the common stock of HPA (the “Common Stock Financing”). The Acquisition and financing thereof described above, will be collectively referred to herein as the “Transaction”.

You have requested that BOMC commit to provide the Senior Holding Company Financing. Based on the information you have provided to us, the undersigned is pleased to issue its commitment to provide the Senior Holding Company Financing, on the terms and subject to the conditions set forth herein and also subject to (i) BOMC being satisfied with the results of a legal due diligence review of each of the corporations (or other legal entities involved in the Transaction), including, without limitation, review of contracts, agreements, material documents, litigation, environmental and other direct and contingent liabilities, (ii) completion of documentation of the Transaction in form and substance satisfactory to BOMC and its counsel, (iii) BOMC being satisfied with the review of the terms and conditions of the Senior Credit Facility, (iv) satisfactory review and approval of the terms, conditions and restrictions imposed upon or related to any and all distributions, dividends, management fees or other payments of any kind to be made by WC Operating and/or WC Holdings to each corporation’s parent company, affiliates and/or subsidiaries, and (v) there being no facts, events or circumstances, now existing or hereafter arising, which come to the attention of BOMC or its advisers as a result of continuing due diligence, including, without limitation, as to tax or accounting matters, which, in the judgment of BOMC, are materially adverse to the business, assets, financial condition, operations or prospects of WC Operating.

The terms and conditions of this commitment are as follows:

Purchaser:	Banc One Mezzanine Corporation (“BOMC”)

Issuer:	WC Holdings (the “Company”)

Issue:	$6,000,000 Senior Secured Subordinated Note (the “Note”)

Purpose:	to partially finance the acquisition of eighty percent (80%) of the stock of WC Operating

Coupon:	20% fixed, payable monthly via ACH

PIK Option:	WC Holdings may, at its option, pay 400 basis points of the coupon in in-kind securities. This option may be exercised on a quarterly basis only, with 15 days notice prior to the first day of the quarter.

Closing Fee:	2% of the Issue ($120,000)

Term:	five (5) years

Mandatory Repayments:	principal repayment due in full at maturity

Optional Prepayment:	The Company shall have the right to prepay all amounts outstanding under the Note subject to a prepayment fee calculated as a percentage of the principal amount as detailed below:

If Prepayment is Made during Year	Then Prepayment Fee shall be
One	5%
Two	4%
Three	3%
Four	2%

Mandatory Prepayment:
The Purchaser will have the right of repayment upon a liquidation, wind up, change of control, merger, or sale of substantially all of the assets or upon a spin-off or initial public offering of either WC Holdings or WC Operating. There will be no prepayment fee for Mandatory Prepayments.

Key Man Life Insurance:
The Company will be required to purchase a key man life insurance policy on Robert J. Bossart in the amount of $3,000,000. The proceeds of these policies will be payable to the Company, but assigned to the Purchaser.

Collateral:	The Note will be secured by a first lien upon the stock of WC Operating held by the Company (including any stock issued to or acquired by the Company after consummation of the Transaction).

Capital Sufficiency:
In the event WC Operating is unable to make distributions to WC Holdings (for any reason whatsoever) sufficient to pay in full the interest due on the Note, scheduled principal payments and Performance Fee, then SCC shall commit to fund to WC Holdings the difference between the amount due BOMC and the amount distributed by WC Operating to WC Holdings for such purpose. WC Holdings shall commit to pay such amount to BOMC as a “make whole.” SCC’s commitment hereunder will be limited to a maximum of $2 million.

Performance Fee:
The Purchaser shall be entitled to receive a performance fee equal to 1.5% of the cumulative earnings before payment of the SCC management fee, “excess management compensation”, interest expense, taxes, depreciation and amortization (“EBITDA”) of WC Operating (the “Performance Fee”). The Performance Fee shall be paid upon the occurrence of a Triggering Event (as defined below).

Triggering Event:
A Triggering Event shall be defined as: repayment of 90% or more of the outstanding principal due under the Note, a change of control in (including a sale of substantially all of the assets of) the Company or WC Operating, an event of payment default by either the Company or WC Operating, or the fifth anniversary after the issuance of the Note.

Documentation:	Purchase agreement and other documentation (including intercreditor agreement, note, warrant, etc.) to be negotiated, and shall include, among other items: 1) market terms for secured privately placed debt; 2) standard representations, warranties, events of default and covenants (such covenants to include cross default covenants to the senior loan documents by and between WC Operating and the senior secured lender, and financial covenants); 3) the right for BOMC to attend board meetings of WC Operating which shall be held at least quarterly, and 4) market terms of any intercreditor agreement by and between BOMC and the senior secured lender to WC Operating.

Covenants:	Covenants, including financial tests, will be applied to both WC Operating and WC Holdings.

Financial tests may include, but are not limited to: minimum EBITDA, minimum fixed charge coverage, maximum ratio of debt to EBITDA. For acquisition purposes, both maintenance and incurrence financial tests will be applied on a historical and a pro forma basis.

Affirmative Covenants may include, but are not limited to: (i) delivery of financial statements, reports, accountant’s letters, projections and other information requested by the Purchaser; (ii) payment of all obligations, including taxes and claims; (iii) continuation of business and preservation of licenses; (iv) compliance with contractual obligations and laws (including environmental laws); (v) maintenance of real and personal property and insurance; (vi) maintenance of books and records; (vii) right of Purchaser to inspect property, books and records; (viii) notification of default, litigation and material events; (ix) administration of employee benefit plans; and (x) other affirmative covenants consistent with this type of financing.

Negative Covenants may include, but are not limited to, limitations on: (i) indebtedness and additional indebtedness; (ii) liens; (iii) contingent obligations; (iv) guarantees; (v) leases; (vi) loans and advances; (vii) dissolution, liquidations or assets sales; (viii) acquisitions, mergers and consolidations; (ix) dividends, distributions, repurchases and redemptions of debt and equity securities; (x) prepayment of other indebtedness; (xi) transactions with affiliates and other related parties; (xii) compensation; (xiii) creation of subsidiaries; (xiv) capital expenditures; (xv) investments; and (xvi) other negative covenants consistent with this type of financing.

Payment by WC Operating (or any of its affiliates) of the management fee ordistributions or other payments of any kind to SCC (or any of its affiliates) shall be conditioned upon WC Operating’s ability to meet certain financial targets.

Transaction Expenses:	The Company shall be responsible for the payment of legal fees and expenses,accountants’ fees, and all other expenses incurred by BOMC in connection with the transaction contemplated herein, both prior to closing and ongoing. Expenses will encompass costs related to due diligence, including those expenses related to thepreparation, negotiation and execution of the documentation necessary to consummate this proposed transaction, and in connection with any amendments,waivers or enforcement of rights with respect to such transaction.

By its acceptance below, SCC agrees to, and to cause the Company and WC Operating to, indemnify and hold harmless BOMC, its affiliates and all of their respective directors, officers, employees, agents, attorneys and controlling persons (each an “Indemnified Person”) from and against, and reimburse them for, all losses, claims, damages, judgments, assessments, costs and other liabilities (collectively “ Liabilities”) and reasonable legal and other reasonable expenses (collectively “Expenses”) incurred by any Indemnified Person, related to or arising out of this letter, any of the transactions contemplated hereby, or in investigating, preparing, pursuing, defending or participating in any claim, action, proceeding or investigation (commenced or threatened), whether or not any Indemnified person is a part to any such proceeding (collectively “Actions”), other than any of the foregoing claimed by any Indemnified Person to the extent resulting from the gross negligence or willful misconduct of such Indemnified Person. In addition, SCC agrees to reimburse BOMC at Closing (but if the Closing does not occur, from time to time upon demand), for all reasonable out-of-pocket expenses (including legal fees) incurred in connection with this letter and the transactions contemplated hereby, whether incurred before or after the date hereof. The obligation of SCC under this paragraph shall survive any termination of this letter and shall be effective regardless of whether the transactions contemplated hereby are consummated or any definitive financing agreements are executed. The forgoing provision of this paragraph shall be in addition to any rights that BOMC or any other Indemnified Person may have at common law or otherwise.

This commitment letter is delivered to you with the understanding that neither it nor the substance hereof shall be disclosed to any third party without our prior written consent, except to (i) Bank One, NA, (ii) the current management and shareholders of Health Power, Inc., and (iii) those in a confidential relationship to you and those parties identified in clauses (i) and (ii) above, such as legal counsel or accountants, or as required by law or any court or governmental agency (and you agree to notify us in writing prior to each such event or permitted disclosure). By executing this letter in the space provided below, you also agree that this letter is solely for the benefit of SCC in connection with the proposed Transaction and that it may not be relied upon by any other person or entity for any purpose. Further, you agree to continue to proceed exclusively with BOMC, and not to seek or engage in any communication with any alternative source of financing in connection with the proposed Senior Holding Company Financing, or any similar financing.

If you agree with the foregoing, please sign and return to the undersigned the enclosed copy of this commitment letter no later than 5:00 p.m., New York time, on Friday, September 15, 2000. Our commitment will terminate at such time unless the undersigned has received from you such signed commitment letter. Further, our commitment hereunder will terminate at 5:00 p.m., New York time, on November 30, 2000, unless, at or prior to such time, definitive agreements satisfactory to BOMC and its counsel have been executed and delivered by you and BOMC; provided, however, that any term or provision hereof to the contrary notwithstanding, the two immediately preceding paragraphs shall survive any termination of our commitment.

We look forward to working with you.

Very truly yours,

BANC ONE MEZZANINE CORPORATION

By:	/s/ Cheryl L. Turnbull

Cheryl L. Turnbull Managing Director

ACCEPTED AND AGREED TO
as of this September 14, 2000:

SECURITY CAPITAL CORPORATION

By:	/s/ Brian D. Fitzgerald
Its:	President

ACCEPTED AND AGREED TO
as of this September 14, 2000:

HP ACQUISITION CORP.

By:	/s/ Brian D. Fitzgerald
Its	President